April 19, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Heather Clark

Jean Yu

Re:	Lear Corporation Form 10-K for the fiscal year ended December 31, 2011 Filed February 17, 2012 File No. 001-11311

Dear Mss. Clark and Yu:

Our firm represents Lear Corporation, a Delaware corporation (the “Company”). On behalf of the Company, set forth below is the Company’s response to the Staff’s letter dated March 30, 2012, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2012. We have addressed your March 30, 2012 letter by reproducing the comments below, in bold type, and providing the Company’s response immediately following such comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 33

Year Ended December 31, 2011, Compared with Year Ended December 31, 2010, page 33

1.	We note from page 34 that during 2011, $70 million of your deferred tax valuation allowance was released. Please tell us the nature of the circumstances that resulted in the release of the valuation allowance and the positive evidence which supported the basis for your conclusions. Your response should state the amounts released related to the foreign subsidiaries, restructuring and other items. We may have further comment upon receipt of your response.

The 2011 tax provision was impacted by tax benefits of $70 million, of which $59 million primarily related to the reversal of full valuation allowances in three foreign subsidiaries, $7 million related to expenses incurred with respect to restructuring actions, $3 million related to costs incurred with respect to a fire at a European production facility and $1 million related to various other items.

In 2011, the Company released the valuation allowances on deferred tax assets in three foreign subsidiaries as it was more likely than not the deferred tax assets in these subsidiaries would be realized, based on the weight of available evidence. Specifically, each of the three foreign subsidiaries had incurred significant losses in recent years. In 2010, all three foreign subsidiaries became profitable. However, due to significant losses in prior years, each subsidiary was still in a cumulative loss position for the three-year period ended December 31, 2010. As cumulative losses in recent years are a significant piece of negative evidence that is difficult to overcome, the

Company did not release the valuation allowances in 2010. In 2011, each of the three foreign subsidiaries generated cumulative income on a three-year basis and forecasted continued profitability in 2012. Accordingly, the Company concluded that it was more likely than not that its deferred tax assets in these countries would be realized, and therefore, the valuation allowance was no longer necessary.

Liquidity and Capital Resources, page 39

2.	We note that revenues and consolidated income before the provisions (benefit) of income taxes from foreign operations outside the U.S. were $11,603 and $358.3 million, respectively for the fiscal year ended December 31, 2011. We also note from your disclosure in Note 9 that deferred income taxes have not been provided on $658.8 million of certain undistributed earnings of the Company’s foreign subsidiaries because such amounts are considered to be permanently reinvested. In light of the significant amount of cash on your balance sheet at December 31, 2011 of $1.754 billion, please revise the Liquidity section of MD&A to disclose the amount of cash (and short term investments) held in foreign subsidiaries as of the end of the fiscal year. Your disclosure should also include a statement that the company would need to accrue and pay taxes if repatriated and a statement that the company does not intend to repatriate the funds.

As of December 31, 2011, the Company had approximately $931 million of cash and cash equivalents (collectively, “cash”) held in foreign subsidiaries to support its operations and continued growth outside the United States. As this cash can be repatriated primarily through the repayment of intercompany loans, the Company has determined that $658.8 million of undistributed earnings in certain of its foreign subsidiaries are permanently reinvested. The amount of cash and intercompany balances of the subsidiaries that are not guarantors of the Company’s U.S. debt obligations, primarily foreign subsidiaries, are provided in Note 18, “Supplemental Guarantor Condensed Consolidating Financial Statements,” to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

The Company will revise its future filings as follows:

“As of December 31, 2011, we had $1.8 billion of cash and cash equivalents on hand to support our liquidity needs, of which $931 million was held in foreign subsidiaries and can be repatriated primarily through the repayment of intercompany loans without creating additional income tax expense.”

Financial Statements, page 50

Notes to Consolidated Financial Statements, page 58

(1) Basis of Presentation, page 58

3.	We note your disclosure and table at the bottom of page 58 regarding the revision to fiscal 2009 predecessor financial statements in which the cancellation of predecessor common stock of $1,204.1 million has been reflected as a direct increase in retained earnings in the 2009 predecessor consolidated statement of equity from previously being reported as a gain in reorganization items and fresh-start accounting adjustments within the respective income statement. Although you disclose the revision had no impact on the consolidated balance sheets and statements of cash flows in the 2009 predecessor period, the revision is material to the consolidated statement of operations and statement of equity for the 2009 predecessor period. In this regard, please explain to us how you considered the guidance outlined in ASC 250-10-45-23 and why the change to previously reported amounts has not been reported a correction of an error as it appears to have resulted from mistakes in the application of generally accepted accounting principles. Alternatively, you may revise your financial statement presentation as a correction of an error in previously reported amounts and provide all footnote disclosures required by ASC 250-10-50-7. We may have further comment upon receipt of your response.

In previously issued financial statements, the Company concluded that the cancellation of predecessor common stock should be recorded within the statement of operations in accordance with the requirements of ASC 852, “Reorganizations.” In connection with its assessment of ASC 852, the Company reviewed the illustrative examples, journal entries and other guidance within ASC 852 noting the lack of guidance specific to its circumstances. Specifically, the examples within ASC 852 differed from the Company’s circumstances as the Company’s plan of reorganization did not include an exchange of predecessor common stock for successor common stock. In the Company’s circumstances, the predecessor common stock was an allowed claim that was discharged and cancelled as a result of the plan of reorganization. In light of these differences, the Company concluded that it was most appropriate under ASC 852 to treat the predecessor common stock in a manner consistent with other prepetition claims that were cancelled as result of the plan of reorganization. Therefore, the cancellation of the predecessor common stock was presented as a component of reorganization items within the statement of operations in a manner consistent with the cancellation of other prepetition claims. The Company consulted with Ernst & Young LLP (“E&Y”), its external auditors, and they concurred with the Company’s accounting treatment.

In addition, the Company reviewed other companies’ registration statements and annual reports noting diversity in practice and a varying level of disclosure. The Company’s previously issued financial statements included very clear and transparent disclosure of its accounting treatment and the components of the reorganization gain.

The Company subsequently learned that the Staff’s position is that, in all cases, the cancellation of predecessor equity should be recorded directly to retained earnings and should not be reflected within the statement of operations. To conform to the Staff’s position on the cancellation of predecessor common stock, the Company revised its 2009 predecessor financial statements included in the 2011 Annual Report on Form 10-K.

To evaluate the materiality of this revision, the Company considered the views of the Staff as outlined in Staff Accounting Bulletins 99 and 108. The quantitative and qualitative factors considered in assessing the need for such disclosure are summarized below:

•

the computation of the reorganization gain did not impact results or key metrics monitored by investors, analysts or other users of the financial statements (i.e., gross profit, segment earnings, overall earnings trends, debt covenants, contractual arrangements, cash flows, etc.) as these amounts exclude the effect of the reorganization and fresh-start accounting and would be excluded from per share amounts for comparative purposes;

•	the Company’s treatment has no effect on the successor financial statements which are more representative of future operations and important to users of the financial statements;

•

fresh-start accounting resulted in a new basis of accounting and new capital structure, thus the successor financial statements are not comparable to the predecessor statements. Further, ASC 852 explicitly states that presentations of predecessor financial statements with successor statements should not be viewed as a continuum because the financial statements are those of a different reporting entity and are prepared using a different basis of accounting and, therefore, are not comparable. ASC 852 also states that attempts to disclose and explain exceptions that affect comparability would likely result in reporting that is so unwieldy it would not be useful;

•	the components of the reorganization gain were fully disclosed in previously issued financial statements; and

•	the usefulness of the predecessor financial statements is limited given that the Company emerged from bankruptcy in 2009.

Based on the factors outlined above, the Company believes the revision to its predecessor financial statements, albeit quantitatively large, was qualitatively immaterial to its investors. Accordingly, the Company revised the 2009 predecessor financial statements in its 2011 Annual Report on Form 10-K, the next reporting period in which the predecessor financial statement information was presented. The 2011 Annual Report on Form 10-K is also the last period in which this information will be disclosed in the Company’s consolidated financial statements.

In making this determination, the Company considered the guidance outlined in both ASC 250-10-45-23 and ASC 250-10-50-7 and appropriately adjusted the consolidated statements of operations, cash flows and equity and related disclosures in Note 1, “Basis of Presentation,” and in Note 3, “Fresh-Start Accounting,” to the consolidated financial statements. The Company also consulted with its external advisors, including Winston & Strawn LLP (“W&S”), its external legal counsel, and E&Y, in assessing the impact of this matter on the predecessor financial statements and the treatment of the revision. Both W&S and E&Y concurred with the Company’s assessment and treatment of the revision. This revision did not impact the consolidated balance sheets (including retained earnings) as of December 31, 2008 or 2009. Further, in Note 1, “Basis of Presentation,” to the consolidated financial statements, the Company discussed the revision and presented certain financial statement line items within the consolidated statements of operations and equity as previously reported and as revised. The only item not presented was the effect of the revision on per-share amounts. However, the Company concluded that the per share information would not be considered or relied upon by a reasonable investor in making investment decisions since the per share amounts included the impact of the reorganization and fresh-start accounting and would thus be adjusted by investors or other financial statement users for comparative purposes.

As outlined above, the Company respectfully asserts that it made good faith and reasonable interpretations of the available literature relating to this issue following a deliberative internal process. Furthermore, the Company believes its revisions and current disclosure are appropriate and that any further revisions would have limited utility to investors, given (i) the age of the 2009 predecessor financial statements, (ii) the fact that such statements relate to the predecessor company and are not comparable to the successor financial statements or representative of the Company’s future operations or financial condition, and (iii) the fact that, as a result of their age, such financial statements will not be required to be filed with the Commission in the future.

The Company’s objective in preparing its 2009 predecessor financial statements has been to provide complete and transparent disclosure to its investors. Consistent with this objective, the Company worked diligently with the Staff in connection with its earlier review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, to resolve other comments, including those related to the 2009 predecessor financial statements, and the Company notes that all disclosures requested by the Staff were subsequently made by the Company.

For the reasons set forth above, the Company believes it has provided all material disclosure that a reasonable investor would need to evaluate the Company’s 2009 reorganization transaction and related fresh-start accounting. Accordingly, the Company respectfully requests that the Staff not object to its disclosures related to this matter in the 2011 Annual Report on Form 10-K.

(9) Income Taxes, page 82

4.	Reference is made to your income tax rate reconciliation. Please explain to us the nature of the “Other” line item in the amount of $(35.4) million at December 31, 2011 and why such amounts represent a decrease to the income tax rate.

The “Other” line item in the income tax rate reconciliation is comprised of numerous items related to the Company’s U.S. and foreign subsidiaries. In 2011, the amount of such items was a $35.4 million decrease to income tax expense, which was primarily comprised of a $28.7 million U.S. tax benefit related to a worthless stock deduction claimed for the Company’s tax basis in the shares of a foreign subsidiary. As the Company has provided a full valuation allowance with respect to its deferred tax assets in the United States and several foreign jurisdictions, many items included in various line items of the income tax rate reconciliation, including the $28.7 million tax benefit described above, are offset by an equal and opposite amount within the “Valuation Allowance Adjustments” line item of the income tax rate reconciliation. Accordingly, there is no net impact to income tax expense related to the $28.7 million tax benefit described above as there is a corresponding $28.7 million increase to income tax expense in the “Valuation Allowance Adjustments” line item.

5.	Please tell us and revise your filing to disclose the net change during the year in the total valuation allowance pursuant to ASC 740-10-50-2.

As disclosed in Note 9, “Income Taxes,” to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, the valuation allowance with respect to the Company’s deferred tax assets was $1,407.3 million and $1,397.3 million as of December 31, 2010 and 2011, respectively. The net decrease to the valuation allowance was $10.0 million.

The Company will revise its future filings to specifically include the amount of the change in the valuation allowance in the notes to the consolidated financial statements.

(10) Pension and Other Postretirement Benefit Plans, page 86

Obligations and Funded Status, page 86

6.	We note settlements related to foreign pension plans during 2011 in the amount of $112.9 million. Given the significance of the amount, please explain to us and revise your filings to discuss the nature, facts, and circumstances surrounding the settlement.

In the fourth quarter of 2011, the Company settled a foreign defined benefit pension obligation related to the 2008 closure of a foreign facility. The settlement transaction was subject to and in accordance with regulatory requirements and was accomplished through both the purchase of individual non-participating life annuity contracts and lump-sum payments made directly to plan participants by the plan’s trust.

In conjunction with this settlement transaction, the Company recognized $17.1 million of settlement losses in 2011, as disclosed in Note 5, “Restructuring,” and Note 10, “Pension and Other Postretirement Benefit Plans.”

The Company will revise its future filings to include the above description of this event.

The Company has provided the acknowledgments requested by the Staff in the statement attached hereto. If you should have any questions or comments about the response in this letter, please call me at (312) 558-5723.

Sincerely,

/s/ Bruce A. Toth

Bruce A. Toth

Winston & Strawn LLP

LEAR CORPORATION

April 19, 2012

In connection with responding to comments from the Securities and Exchange Commission (the “Commission”) in the letter dated March 30, 2012, Lear Corporation, a Delaware corporation (the “Company”), acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LEAR CORPORATION

By:	/s/ Jeffrey H. Vanneste
Name:	Jeffrey H. Vanneste
Title:	Senior Vice President and Chief Financial Officer